SECURITIES AND EXCHANGE COMMISSION
            Washington, DC 20549

                 Amendment 3 to
                    FORM 10SB

General Form for Registration of Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      Gaming Venture Corp., U.S.A.
                 (Exact name of Small Business Issuer
                            in its charter)

  Nevada                            86-0883289
 (State or other jurisdiction      (I.R.S. Employer
of incorporation or organization)  Identification
                                      number)

   801 Pascack Road
     Paramus, NJ                           07652
(Address of principal executive offices) (Zip Code)

Registrant's Telephone number, including area code:
(201) 599-8484


Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value


Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, Gaming Venture's growth strategies, and anticipated trends in Gaming Venture's business and demographics. These forward-looking statements are based largely on Gaming Venture's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond Gaming Venture's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

Gaming Venture was incorporated on July 30, 1997 under the name Gaming Venture West, Inc. in the state of Nevada as a wholly owned subsidiary of Casino Journal Publishing Group, Inc., formerly Gaming Venture Corp., U.S.A. On April 3, 1998, Casino Journal Publishing Group, Inc. and its combined affiliates merged with Gaming Venture Corp., U.S.A., a
Nevada corporation.   Casino Journal and its combined affiliates became
wholly owned subsidiaries of Gaming Venture, the legal acquiror.   As
the shareholders of Casino Journal and its combined affiliated acquired 65% of Gaming Venture's outstanding voting shares, the merger was accounted for as a reverse acquisition of Gaming Venture by Casino
Journal, the accounting acquiror in the transaction.   Simultaneous
with the acquisition, Gaming Venture Corp., U.S.A. changed its name to Casino Journal Publishing Group while the Gaming Venture's West, Inc. subsidiary changed its name to Gaming Venture Corp., U.S.A. The current operations of Gaming Venture (formerly Gaming Venture West, Inc.) were conducted by Gaming Venture Corp. U.S.A. prior to the 1998 merger with Casino Journal in 1998.

On January 3, 2003, the Board of Directors of Casino Journal approved the spin-off of one of its subsidiaries, Gaming Venture Corp., U.S.A., (previously Gaming Venture's West, Inc.) as a separate company. The terms of this spin-off arrangement were amended on May 13, 2003.
Casino Journal will provide its shareholders one share of Gaming Venture for every share of Casino Journal owned as of the record date,
April 1, 2003.   The decision to spin-off Gaming Venture was primarily
due to Casino Journal's change to a consumer oriented publishing
company.   In January 2001, Casino Journal sold its trade show and
trade related publications to Gem Communications.   Gem Communications
did not have any desire to acquire the publications from Gaming Venture due to the focus of these newsletters being more on the financial end
of the industry.   Gem Communications did not have any personnel who
had the knowledge to publish the type of newsletters that Gaming
Venture produces.   Gem Communications also did not have an interest in
acquiring newsletters targeting the hotel industry.   Casino Journal
did not attempt to sell Gaming Venture's newsletter to any other third
parties.   With the completion of that sale, Casino Journal became
primarily focused on its consumer publications, Casino Player and Strictly Slots magazines and its Classic Poker and Gaming Cruises
division, all consumer related.   Gaming Venture's business of daily,
weekly and annual publications focusing on the financial and trade side of the gaming and lodging sectors along with its consulting operations has become non-core operations for Casino Journal and it was the board's view that Gaming Venture's growth has been constrained due to that.

The board of directors of Casino Journal believes that Gaming Venture's operation had become non-core primarily due to the fact that they
generate less than 3% of Casino Journal's total revenues.   Gaming
Venture's newsletters and consulting business were marketed through Casino Journal's trade magazine and trade shows, assets which were sold
to Gem Communications in 2001.   Mr. Woinski, Gaming Venture's chief
executive officer and president has also devoted most of his time to issues related to Casino Journal for the past 5 years, resulting in
declines in the revenue of Gaming Venture.   The board of directors of
Casino Journal believes that when Mr. Woinski has more time to devote to Gaming Venture, growth will accelerate at Gaming Venture again.

It is expected that Mr. Woinski will devote 80% of his time to Gaming
Venture and 20% of his time to Casino Journal initially.   The majority
of the time devoted to Casino Journal will occur during the periods of quarterly and annual SEC filings. Eventually, the existing Casino Journal staff will be able to accomplish these filings with less input from Mr. Woinski, thereby reducing Mr. Woinski's time devoted to Casino Journal. It is not expected that there will be any services rendered to Casino Journal which will conflict with the interests of Gaming Venture.

While Gaming Venture will face higher costs as a stand alone company, management has already begun to cut general and administrative costs in preparation of the spin-off with management salaries expected to be
lower.   The higher costs Gaming Venture will occur as a stand alone
company will be primarily in legal and accounting.   Gaming does not
expect to incur more than $60,000 annually in increased costs and expects to offset that with a combination of reduced general and
administrative expenses and higher revenues.   We do not expect the
additional costs to be material.   Management feels that Gaming
Venture's cash and proceeds from the sale of marketable securities, a ramp up in increased business and lower general and administrative expenses will be enough to offset the increased costs faced as a
separate public company.   Marketable securities will be disposed of as
cash flow is needed with an expected timetable for disposal within the next two years.

There is not expected to be any material changes in Gaming Venture's
operations as a result of the spin-off.   Gaming Venture's publications
were not cross marketed after the sale of Casino Journal's trade
assets.   Gaming Venture has been marketing their publications through direct mail, e-mail promotions and through word of mouth without any assistance from Casino Journal for the past two years.

Gaming Venture's Information Center division covers all types of gaming
and lodging news and information.   Information concerning all aspects
of the gaming industry is provided including riverboat and land based gaming, lotteries, pari-mutuels, charitable gaming, Internet gaming and Native American Gaming. For the lodging industry, information concerning new hotel openings, purchases and sales of existing hotels, mergers and acquisitions and executive changes are given. The division's publication's include the Gaming Industry Weekly Report, the Gaming Industry Daily Report, The Daily Lodging Report -- North America and Daily Lodging Report -- Asia Pacific newsletters, financially oriented newsletters serving investors and executives of the gaming and lodging hospitality industries. Gaming Venture also publishes the annual Gaming Sector....Yesterday, Today and Tomorrow report and provides consulting and advisory services to both public and privately
held companies involved in the gaming and hospitality industries.   The
consulting services include information services described above, day to day operations of gaming and hospitality enterprises and consulting investor relations and corporate communications for gaming enterprises.

The Gaming Industry Weekly Report

The Gaming Industry Weekly Report is a five page weekly newsletter that gives analysis and summaries on the events that occurred in the gaming
industry each week.   The newsletter is faxed and e-mailed each Friday
as well as US mailed for Monday delivery.   The newsletter focuses on
events that affect investors and executives to the Gaming Industry and includes a yearly Portfolio of gaming stocks as well as Insider

Transactions, news and analysis. The publication was first produced in 1992 and is the oldest newsletter in the United States that focuses solely on the gaming stocks and the news and events surrounding the industry.

The Gaming Industry Daily Report

The Gaming Industry Daily Report is a daily, one page newsletter which
is faxed or e-mailed each evening to subscribers.    The gaming
newsletter is geared towards the executive or investor who wants the
information quickly.   Each day the newsletter recaps the events and
stock price movements that occurred as related to the gaming industry. This publication was launched in August of 1995 and was the first Daily publication focusing on the gaming industry.

The Gaming Sector...Yesterday, Today and Tomorrow

The Gaming Sector...Yesterday, Today and Tomorrow is an annual report
produced by Gaming Venture.   Each year in December, Gaming Venture
produces this report, which is given complimentary to existing subscribers of The Gaming Industry Weekly and Daily Reports, and sold
to the general public.    The Gaming Sector...Yesterday, Today and
Tomorrow, first produced in 1993, is approximately 40 pages and gives a state by state rundown of the events and activities in the gaming
industry.   The publication gives a recap of the events that occurred
in the industry along with predictions of what could happen in the
future.   The publication also includes a section on publicly traded gaming companies, usually featuring 20 companies.

The Daily Lodging Report North America and Daily Lodging Report - Asia
Pacific

The Daily Lodging Report - North America and Daily Lodging Report Asia
Pacific were produced in an alliance with HVS International.   Produced
in the same format as The Gaming Industry Daily Report, the one page newsletter is faxed and e-mailed each day to investors and executives
involved in the hotel and lodging industry.   Each day the newsletter
recaps the events and stock price movements that occurred as related to
the lodging and hotel industry.   Like with the Gaming Industry Daily
Report, the Daily Lodging Report - North America was the first Daily publication launched that was geared towards the hotel and lodging
industry.   The Daily Lodging Report - North America was launched in
October 1997 in partnership with Hotels Magazine and HVS International.
Hotels Magazine left the partnership in 1998.   HVS International
remains as an affiliate of the Daily Lodging Report - North America, heading the marketing of the newsletter.

Gaming Venture plans to introduce additional Daily, Weekly, and annual financially oriented newsletters for other industries in the future
through joint ventures.   Gaming Venture also plans to expand existing
publications into other areas around the world or other segments of the
lodging and gaming industries.   Gaming Venture began distribution of
The Daily Lodging Report - Asia Pacific in February 2000 in a venture with HVS International and Hotel Asia Pacific Magazine. Hotel Asia
Pacific Magazine left the venture in February of 2001.   In 2002,
Gaming Venture assumed complete control of the Daily Lodging Report -
Asia Pacific.   Gaming Venture is exploring the launch of other Daily
Lodging Reports for other regional markets around the world.

Consulting Services

Gaming Venture also acts as a consultant to various companies in the
gaming industry.   In the past, Gaming Venture has consulted in the
areas of business consulting, mergers and acquisitions, investor relations, financing and marketing for gaming companies who were both
public and private.   Gaming Venture plans to expand the consulting
business into other areas with the lodging industry being the first, either on their own or in a joint venture with other consulting companies.

Gaming Venture's consulting business is primarily generated by the awareness provided by Gaming Venture's publications, direct solicitation, referrals from existing clients and word of mouth. Gaming Venture's CEO has appeared on CNBC, local news programs and
various newspaper and media publications around the world.   Gaming
Venture utilizes that publicity to further the publishing and consulting business.

Gaming Venture intends to expand the information center to include additional daily and weekly publications for the gaming and lodging
industries and also in additional industries   Although there is no set
timetable for the expansion of the newsletters, Gaming Venture would like to eventually debut a new newsletter every two years.

Gaming Venture's products allow for a way for investors and executives to get all the daily and weekly information in one place, rather than having to spend hours searching for it. Gaming Venture's information services are targeted at industry personnel and investors in the industry.

The information provided by Gaming Venture includes reporting and analysis of news releases by gaming and lodging companies, Dow Jones Federal Filings, Reuters, Bloomberg and other wire service reports, analyst reports and newspaper clippings from around the world.
Excerpts from reports filed with the Securities and Exchange Commission such as Form 10-K's, 10-Q's and 8-K's and insider transactions are also included.

Gaming Venture, in the past, has been able to handle 4 to 5 long-term consulting contracts at a time along with some additional special situation projects, such as feasibility studies on casino projects. Gaming Venture will hire additional employees as business conditions
dictate.   Gaming Venture also has the option of subcontracting out
certain aspects of consulting, such as media release writing and distribution.

Expansion.   If Gaming Venture begins publication of an additional
newsletter, Gaming Venture markets it to existing subscribers, its existing database and, if the newsletter is about a new industry, Gaming Venture will initially partner up with a company in that
industry, usually a consulting company.   Gaming Venture usually splits
the profits from the publication with the partner or partners for a period of time which is usually decided on beforehand.

In the past, the initial costs of the starting up of a new newsletter
has been borne by each of the partners.   For example, the costs that a
marketing partner would incur for marketing the start up and ongoing
marketing would be paid by the marketing partner directly.   These
costs are not deducted from revenues prior to distribution of the
percentage of the profits to each of the partners.   Gaming Venture
markets the new publication to existing subscribers and through their
database, mainly through e-mail.   Every precaution is taken to keep
costs low on the start up.

If a new newsletter is produced and it is an offshoot of an existing publication, such as when the Gaming Industry Daily Report followed the Gaming Industry Weekly Report or the Daily Lodging Report - Asia Pacific followed the Daily Lodging Report - North America, Gaming Venture gives trial subscriptions to existing subscribers, usually 2
weeks to 1 month, and then solicits paid subscriptions.   In the case
of a new publications in new industries, Gaming Venture produces a few issues of the new newsletter and the marketing partner then solicits
its database to generate subscriptions.   The market period is usually
30 days in which no issues are further produced.   After that period is
over, the actual continuous production of the newsletters begin while marketing continues.

Consulting expansion is primarily generated through direct
solicitation.   Gaming Venture's management has not solicited
consulting business for the past three years due to Mr. Woinski's focus
on his other duties at Casino Journal.   Consulting expansion into the
lodging industry is expected to occur by working with existing consulting and advisory companies specializing in that industry. Based on past experience and current staffing, Gaming Venture's consulting would be limited to 4 or 5 long term consulting contracts at a time along with some additional special situation projects, such as
feasibility studies on casino projects.   If outside contractors were
required to assist with some of the projects, the consulting revenue payable to Gaming Venture would be reduced by the fees, not yet determinable, of the outside contractors.

There has been no change in the current expansion plans as management has been focused on the completion of the spin-off of Gaming Venture. Preliminary conversations have been held with a consulting company in the lodging industry and a pubic relations firm, specializing in the
lodging industry about working together in the future.   Our expansion
plans will be funded initially from cash on hand as costs are expected to be minimal.

Distribution

Gaming Venture newsletters are mailed, faxed or E-mailed to its subscribers.

Marketing, Advertisement & Fees

Gaming Venture's markets their products and services through either direct mail and e-mail, direct solicitation, marketing by other gaming related publications and by utilizing each product and service to generate business through other products and services. Gaming Venture cross markets publications by offering combo plans. A subscriber to the Gaming Industry Weekly Report is offered a very attractive rate to
add on other publications from Gaming Venture.   At the same time, the
sale, each year, of the annual Gaming Sector...Yesterday, Today and Tomorrow report also includes free trial subscriptions to Gaming Venture's other publications with follow up solicitation for subscriptions.

Gaming Venture's newsletters are cross-marketed and sold through ads over the Internet and in other print publications, by its staff at conventions and direct mail.

None of the newsletters carry advertisements and all revenues are
derived from subscriptions.   Annual subscription rates for Gaming
Venture's newsletters range from $75 to $530, depending on the specific
newsletter.   The Gaming Industry Weekly Report charges $75 for 13
weeks and $250 for 52 weeks by Mail or E-mail and $125 for 13 weeks and
$400 for 52 weeks by fax.   The Gaming Industry Daily Report charges
$79 for 13 weeks by fax or e-mail and $270 for 52 weeks.   A gaming
combo plan is offered at $110 for 13 weeks by E-mail and $169 by Fax
and $350 and $530 for 52 weeks by email and fax respectively.   The
Daily Lodging Report - North America and Daily Lodging Report - Asia
Pacific are each $175 for 6 months by E-mail and $295 for one year.   A
Lodging Combo Plan is $350 for 6 months and $500 for one year.   The
Gaming Sector. . .Yesterday, Today and Tomorrow Report is sold for
$49.95.   Consulting services range from $1,000 per month to $5,000 per month depending on what type of services are required and the duration
of the contract.   Consulting contracts occasionally include options or
common stock granted as part of or all of the compensation.

Combo packages and prices:

13-week Gaming Industry Daily Report
   and Gaming Industry Weekly Report subscriptions
     email               $110
fax                $169
26-week Gaming Industry Daily Report
   and Gaming Industry Weekly Report subscriptions     $340
52-week Gaming Industry Daily Report
   and Gaming Industry Weekly Report subscriptions
     email         $350
     fax           $530

26-week Daily Lodging Report-NA and
   Daily Lodging Report-AP                             $350
52-week Daily Lodging Report-NA and
   Daily Lodging Report-AP                             $500

Super Combo Plan - Gaming Daily and Weekly, Lodging-NA Daily
26-weeks          $450
12 months         $650

The combo plans are delivered through fax and email.

The prices quoted represents those quoted to subscribers via
subscription order forms.   Corporate subscriptions are higher than
individual subscriptions and are generally based on the number of
readers per corporation.   The subscription cost is usually determined
after negotiations in which the cost is determined based on one full subscriber and discounts for the additional subscribers with the discounts being greater based on the high number of subscribers.

The average gaming subscription is a 26 Week Combo Plan for $340.   The
average lodging subscription is a one year Daily Lodging Report-North
America or Daily Lodging Report - Asia Pacific, each for $295.   As for
corporate rates - the average corporate subscription is $1,095 and is for either a one year Gaming Newsletter combo or Lodging Newsletter combo.

The Gaming Industry Daily Report is sent to approximately 450 unique recipients although there are 40 corporate subscriptions which are then
transferred to an average of about 35 people each.   The Gaming
Industry Weekly Report is sent to approximately 320 unique recipients,
including the 40 corporate subscriptions.   75% of the gaming
newsletter subscribers, including all the corporate subscriptions, are
for the combo plan of both publications.   These are average
circulation figures determined over the prior twelve months.   The
Daily Lodging Report - North American is sent to 395 unique recipients
each day including 60 corporate subscriptions.   The Daily Lodging
Report - Asia Pacific is sent to 150 unique recipients with 12
corporate subscriptions.   Based on the average of corporate subscriber
profiles over the past twelve months, the corporate subscriptions are then transferred to an average of about 45 people each.

Two to four times a year, Gaming Venture offers special promotional rates to past subscribers in a bid to get them to renew their
subscriptions.   Not more than 1% of the subscribers receive a
discounted price.

Competition

In regard to our newsletters, Gaming Venture has experienced minimal
direct competition.   One other daily gaming newsletter, the Gaming
Morning Report, was started a couple of years ago by a long time
subscriber to our newsletters.   There is also one other gaming weekly
newsletter, the National Gaming Summary, which was formerly owned by Casino Journal Publishing Group and was sold to Gem Communications in
January of 2001.   These are the only two gaming publications that we
are aware of which can be considered direct competition as they both
charge for subscriptions.   In terms of the lodging newsletters, Gaming
Venture has no competition that we are aware of.

Certain investment banking firms and also some hotel magazine companies
do send out e-mail daily, weekly and monthly news bulletins.   Some are
just news clipping services, sending links to news stories on the gaming and lodging industries while others focus on certain companies
or certain events.   These bulletins are sent free to charge to their
clients or magazine subscribers but could be considered competition as there is an overlap with some information.

There is no assurance that Gaming Venture will continue to compete successfully with other established gaming and lodging news enterprises, many who are part of much larger companies with greater
resources.   Gaming Venture shall compete on the basis of quality and
on public taste in addition to a price basis.   Inability to compete
successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Employees

As of December 31, 2002, Gaming Venture had 2 full-time employees, Alan
Woinski and Kim Santangelo-Woinski, current officers.    The
newsletters are written, produced and distributed by these employees. The Gaming Reports are marketed by Gaming Venture directly and through other non-competing publications where the officers submit articles or
have some sort of relationship.   The Daily Lodging Report - North
America is marketed by their partner.   The consulting business is
conducted by the two officers.

In the event that the editor of Gaming Venture's publications submits an article or speaks at a trade show or conference, there is no payment given. The editor is identified as the editor of Gaming Industry
Weekly Report, Daily Lodging Report, etc.   If it is an article, the
phone number or a web link is usually included in the description.   At
a conference, the editor is usually allowed to have Gaming Venture's newsletters and/or subscription order forms given out to attendees.


Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Trends and Uncertainties. Demand for Gaming Venture's future products and services will be dependent on, among other things, market acceptance of Gaming Venture's concept, our proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of our activities are the revenues generating from the sale of our newsletters, Gaming Venture's business operations may be adversely affected by competitors and prolonged recessionary periods.

On April 3, 1998, Casino Journal Publishing Group, Inc. and its combined affiliates merged with Gaming Venture Corp., U.S.A., a Nevada
corporation.   Casino Journal and its combined affiliates became wholly
owned subsidiaries of Gaming Venture, the legal acquiror.   As the
shareholders of Casino Journal and its combined affiliated acquired 65% of Gaming's outstanding voting shares, the merger was accounted for as a reverse acquisition of Gaming Venture by Casino Journal, the
accounting acquiror in the transaction.   Simultaneous with the
acquisition, Gaming Venture Corp., U.S.A. changed its name to Casino Journal Publishing Group while the Gaming Venture's West, Inc. subsidiary changed its name to Gaming Venture Corp., U.S.A.

On January 3, 2003, the Board of Directors of Casino Journal approved the spin-off of one of its subsidiaries, Gaming Venture Corp., U.S.A., as a separate company. The terms of this spin-off arrangement were amended on May 13, 2003. Casino Journal will provide its shareholders one share of Gaming Venture for each share of Casino Journal owned as
of the record date.   No fractional shares will be issued.

Gaming Venture has incurred accumulated losses of $293,842 through December 31, 2002. It also has annual operating costs of approximately $300,000 to $400,000 and no significant sources of revenues to mitigate these operating losses. Gaming Venture plans to increase revenues by increased newsletter sales, new newsletters catered to different hospitality industries such as restaurants and timeshare, and additional regional newsletters for the lodging industry.
Historically, Gaming Venture launched a new publication every two years, resulting in a 20% increase in revenue. The last new publication launched was the Daily Lodging Report - Asia Pacific in February 2000.

Gaming Venture also plans to expand the consulting business to the
lodging industry along with expansion of gaming clients.   Management
is in discussions with other hotel consulting companies to partner up
with them on contracts.   Gaming Venture would provide investor
communication services to the hotel companies and assist on financial consulting and would split the retainer fee with the other consulting
firms.   Management has held very preliminary discussions with certain hotel consulting companies and public relations firms with hotel
company clients.   The discussions have been general on possible
working together in the future on some mutual clients.   There has been
no further progress on this as management has been focusing on existing operations and completion of the spin-off.

Capital and Source of Liquidity.

For the three months ended March 31, 2003, Gaming Venture received proceeds from the sale of marketable securities of $22,250.

For the three months ended March 31, 2002, Gaming Venture received proceeds from the sale of marketable securities of $35,750, had an increase in marketable securities of $98,736 and had an increase in due from affiliates of $5,225 resulting in net cash used in investing activities of $68,211.

For the year ended December 31, 2002, Gaming Venture acquired property and equipment of $3,221. Additionally, Gaming Venture received proceeds from the sale of marketable securities of $138,710 and an
increase in due from affiliates of $249.   As a result, Gaming Venture
had net cash provided by investing activities of $135,240.

For the year ended December 31, 2001, Gaming Venture acquired property and equipment of $7,722. Additionally, Gaming Venture received proceeds from the sale of marketable securities of $65,562 and collection of monies due from affiliates of $70,508. As a result, Gaming Venture had net cash provided by investing activities of
$128,348.   Marketable securities will be disposed of as cash flow is
needed with an expected timetable for disposal within the next two years.

For the three months ended March 31, 2003 and 2002 and years ended December 31, 2002 and 2001, Gaming Venture did not have any financing activities.

Results of Operations. For the year ended December 31, 2002, Gaming Venture had revenues from subscriptions of $162,620, consulting of $49,100 and other revenue of $2,349 with costs of revenues of $76,631. Gross Profit for the year ended December 31, 2002 was $137,438.

For the year ended December 31, 2001, Gaming Venture had revenues from subscriptions of $184,941, consulting of $54,200 and other revenue of $420 with costs of revenues of $176,281. Gross Profit for the year ended December 31, 2002 was $63,280.

For the year ended December 31, 2002, the decrease in subscriptions revenue of newsletters circulation of approximately $22,000 and consulting revenue of approximately $5,000 from December 31, 2001 was mainly due to the events of September 11, 2001. The gaming and lodging industries were cutting back their advertising, subscription and consulting expenses. The cost of revenues primarily consisted of payroll, payroll taxes, employees' benefits, telephone expense and investment and stock information expenses. The costs of revenues for December 31, 2002 and 2001 were $76,631 and $176,281, respectively. All costs of revenues components were relatively unchanged except that the Company spent approximately $100,000 more in 2001 for stock information related research. Portions of the payroll, payroll taxes, employee benefits and telephone expense were allocated to the cost of revenues based on the percentage of time spent by the employee in connection with generating revenues for 2002 and 2001. The statements of operations are revised to reflect those changes.

General and administrative expenses for the year ended December 31, 2002 were $231,802 which consisted of $50,000 in officer's salaries, $15,805 in office expense, $59,421 in professional fees, $24,412 in rent expense, and the remaining selling, general and administrative of $82,164.

General and administrative expenses for the year ended December 31, 2001 were $229,571 and consisted of $49,750 in officer's salaries, $32,907 in office expense, $45,240 in professional fees, $22,042 in rent expense and the remaining selling, general and administrative of $79,632.

Our sources of short-term liquidity include cash on hand, existing revenues from operations and the sale of marketable securities.
Gaming Venture does not anticipate any effects on liquidity in the short-term if there are material declines in the value of securities held for sale or trading as Gaming Venture has sufficient cash on hand for operations.

On a long-term basis, Gaming Venture's liquidity is dependent on increased revenue generation since costs are expected to rise over time due to increased employee costs and inflation.

Controls and Procedures.   The chief executive officer and the chief
financial officer of Gaming Venture have made an evaluation of the disclosure controls and procedures relating to the financial statements of Gaming Venture on Form 10SB for the years ended December 31, 2002 and 2001 as filed with the Securities and Exchange Commission and have judged such controls and procedures to be effective as of December 31, 2002 and 2001 (the evaluation date).

There have not been any significant changes in the internal controls of Gaming Venture or other factors that could significantly affect internal controls relating to Gaming Venture since the evaluation date.

Critical Accounting Policies.
    Revenue Recognition
Gaming Venture has two types of revenues, subscription revenue on newsletters for gaming and lodging industries and consulting income on gaming related business. Gaming Venture recognizes the revenue from newsletter subscriptions when they are delivered to subscribers. Any unfilled subscriptions are accounted for as deferred revenues. Consulting revenue is recognized when services are rendered for either cash or marketable securities. Any cash or marketable securities received for services that have not yet performed are deferred. Marketable securities received are valued at the quoted market price on the applicable securities exchange on the date consulting contracts are signed. Gaming Venture retains all rights and title of the securities received.

    Investment in Available for Sale Securities
Gaming Venture accounts for the marketable securities as available for sale securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Gaming Venture acquires its securities for cash or for consulting services rendered. Gaming Venture does not intend to trade its securities with the objective of generating profits based on short-term differences in price, but sells the securities to generate cash for operations.

ITEM 3.  DESCRIPTION OF PROPERTY.

Gaming Venture rents an office facility from Lucky Management Corp., a company considered controlled by Alan Woinski, an officer pursuant to a five-year lease which began on January 1, 2001. The office facility is located at 801 Pascack Road, Paramus, NJ 07652. Telephone number 201-599-
8484.   Total related party rent expense was $24,412 and $22,042 for the years ended December 31, 2002 and 2001, respectively.

Approximate future minimum lease payments at December 31, 2002 under this lease with a related party are as follows:

Year Ending
December 31,
-------------
2003                      $24,000
2004                       24,000
2005                       24,000
                          -------
                          $72,000
                          =======

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Assuming successful completion of the spin-off from Casino Journal,
there will be 6,519,427 common shares outstanding.   The following
tabulates holdings of shares and other securities of Gaming Venture by each person who, subject to the above, at the date of this prospectus, holds of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and
officers of Gaming Venture individually and as a group.    The
following beneficial owner's shares of Gaming Venture have reflected the adjustment of one share of Gaming Venture for each share of Casino Journal Publishing Group with no fractional shares issued.

Shareholdings of beneficial owners at January 31, 2003 assuming the spin-off is completed:

Directors and Officers
                                                 Percentage of
                              Number & Class       Outstanding
       Name and Address       of Shares          Common Shares
Alan Woinski                    584,493 direct(2)    8.97%
PO Box 1396                     126,000 indirect     1.93%
Paramus, NJ 07653

Kim Woinski                      15,000 direct(1)     .23%
PO Box 1396                     695,493 indirect     10.67%
Paramus, NJ 07653

Lucky Management                111,000(1)(2)        1.70%
PO Box 1396
Paramus, NJ 07653

Dan Rindos                       39,600               .61%
30 Nutmeg Drive
Trumbull, Connecticut 06611
Director


Derek James                           0                0%
5 Bryce's Court
Sicklerville, NJ 08081

5% or More Holders
Glenn Fine                    2,874,578             44.09%
5240 Southeastern
Las Vegas, NV 89119

Adam Fine                       630,915              9.68%
5240 Southeastern
Las Vegas, NV 89119

Lisa Robertson                  375,000              5.75%
5240 Southeastern
Las Vegas, NV 89119

Officers and Directors
  as a Group (4 persons)        750,093             11.51%

(1)Alan Woinski is deemed to be the beneficial owner of 111,000 common shares held by Lucky Management, a company controlled by Alan Woinski and 15,000 common shares owned by his wife, Kim Woinski.

(2)Kim Woinski is deemed to be the beneficial owner of 584,493 common shares held by Alan Woinski and 111,000 common shares held by Lucky Management.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as directors. All holders of common stock will have the right to vote for directors of Gaming Venture. The board of directors has primary responsibility for adopting and reviewing implementation of the business plan of Gaming Venture, supervising the development business plan, and review of the officers' performance of specific business functions. The board is responsible for monitoring management, and from time to time, to revise the strategic and
operational plans of Gaming Venture.    Directors receive no cash
compensation or fees for their services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the second quarter of 2004.

The Executive Officers and Directors are:

Name                     Position                 Term(s) of Office
Alan Woinski, age 38   President/Director         Inception to present
Kim Woinski, age 39    Vice President/Director    Inception to present
Derek James, age 46     Director                 January 2003 to present
Dan Rindos, age 52    Director                  January 2003 to present

Resumes.
Alan Woinski - Mr. Woinski is currently Chairman, CEO and President and a Director of Gaming Venture. Mr. Woinski has been President and CFO of Casino Journal Publishing Group, Inc., the parent company of Gaming Venture since April 3, 1998. Upon completion of the spinoff, Mr. Woinski will resign all his positions with Casino Journal but will
remain as a consultant for three years.   Mr. Woinski founded The
Gaming Industry Weekly Report in March 1992, The Gaming Industry Daily Report in August 1996 and has been the editor since their inception. Mr. Woinski was Vice President of A & E Printing, Inc. from January 1988 to December 1994. From January 1995 to July 1995, Mr. Woinski was
President of A & E Printing, Inc., a commercial printing company.   As
Vice-President, Mr. Woinski was in charge of sales, marketing and production. As president, Mr. Woinski's duties were expanded to hiring and firing personnel, inventory control and overseeing all operations
of the company.    From December 1992 to August 1995, Mr. Woinski was
also President of Lucky Management Corp, an investment advisory firm that also held interests in other businesses including printing, real
estate, etc.   As president, Mr. Woinski handled all investment
advisory accounts including being the advisor to the Monitrend Gaming
and Leisure fund.    Mr. Woinski served as an advisor for the Monitrend
Gaming and Leisure Mutual Fund from October 1993 to December 1994 and was Portfolio Manager of the High Rollers Investment Partnership from
December 1992 to October 1993.   Duties as advisor and portfolio
manager included updates on the gaming industry including trend analysis, technical analysis on securities of companies in the gaming
industry, buy and sell recommendations, etc.   Mr. Woinski graduated
from Hofstra University in 1986.

Kim Santangelo-Woinski - Mrs. Woinski is currently Vice President and a director of Gaming Venture. Mrs. Woinski has been a director of Casino Journal Publishing Group, Inc., the parent company of Gaming Venture since April 3, 1998. Upon completion of the spinoff, Mrs.
Woinski will resign as a director of Casino Journal.   Mrs. Woinski was
Vice President of Lucky Management Corp., an investment advisory firm that also held interests in other businesses including printing, real
estate, etc. from December 1992 to August 1995.   Mrs. Woinski was vice
president in charge of all in-house accounting and customer relations as well as running the entire office including ordering supplies, equipment, etc. From January 1992 to January 1994, Mrs. Woinski worked as operations manager/personal assistant to the President of Tee Dee's,
Inc., a womens clothing manufacturer.   Mrs. Woinski's duties included
office management and personnel supervision.   From 1990 to 1992, Mrs.
Woinski was beverage manager of Waypointe, Inc., and served as beverage
manager of Treadway Inn Hotel from 1989 to 1991.   Her duties as
beverage manager included hiring staff, inventory and overseeing and filing report for the parent company.

Derek James.   Derek James is a director of Gaming Venture.   Mr. James
has been Corporate Controller of Casino Journal Publishing Group since 1995. Prior to that, Mr. James was the Controller at Silver Threads,

Ltd., a manufacturer of women's apparel.   Mr. James is from England
and graduated Lewisham & Eltham College in London in 1978 with an ACCA
- Association of Certified & Corporate Accountants.

Daniel F. Rindos.   Mr. Rindos is a director of Gaming Venture.   Mr.
Rindos was instrumental in the start up of the Subway sandwich chain in
Bridgeport in 1968-1971.    From 1971 thru 1981, Mr. Rindos owned and
operated the Full Of Baloney sandwich shop chain consisting of 13
similar type stores operating throughout Connecticut.   In 1981, Mr.
Rindos joined the family owned Bargain News, a statewide weekly
newsstand publication specializing in classified advertising.   For the
past 5 years, Mr. Rindos has been Vice President of Bargain News, LLC. In 1995, Mr. Rindos headed up the development and launch of the company's web site.

Mr. Rindos has been active in the start up and ongoing operations of several other businesses over the years including Gaming Venture, Stratford Type, VDM Associates, Bacut Associates, Communication
Management Services, and Net Advisors, LLC, to name a few.   Mr. Rindos
primarily provided initial support in areas such as marketing, communications. In the case of GVC, he assisted us in the original distribution of our newsletters. All have been successful and many are
still operating profitably today.   Also, Mr. Rindos has always been
active in the local, statewide and National Republican Party, serving several terms as National Committeeman, and Regional vice-Chairman of the YGOP during his 20's and early 30's. He recently has been working with the international FAPIA trade organization, a group of 85 classified ad publishing companies from over 35 countries. He is currently exploring ways to help the member publishers pool their data into an international classified ad database system for world wide exposure of their content. He recently visited Moscow, Amsterdam, and Vancouver and will be visiting Vienna and Dublin in 2003 on behalf of the organization. Mr. Rindos operates out of the family publishing headquarters located in Trumbull, Connecticut and current lives in Milford, Connecticut.

Mr. Rindos attended the University of Bridgeport for two years and the New York Institute of Technology for 2 years majoring in engineering and physics with a business minor.

Item 6.   Executive Compensation.   In April of 1998, Casino Journal
entered into five-year employment contracts with Mr. Woinski in which he will serve as an officer. His annual base salary ranged from $190,000 to $260,000 and he was be entitled to increases of 10% in the second through fifth year. Under the agreement, he also received additional unspecified bonuses. Such bonuses were determined by the members of the Board of Directors who took into account the individual
performances in making such determination.   He will be subject to a
one-year covenant-not-to-compete with Casino Journal that begins at the
end of the term of such agreements.    Mr. Woinski was paid $246,400
and $199,000 for the years ended December 31, 2002 and 2001, respectively, as an officer of Casino Journal and Gaming Venture.

Mrs. Woinski was paid $45,879 and $22,750 for the years ended December 31, 2002 and 2001, respectively, as an officer of Gaming Venture.

Except as discussed above, none of the other officers and/or directors receive any compensation for their services and there are not plans to
pay any such compensation in the near future.    All officers and
directors are, however, reimbursed for expenses incurred on behalf of Gaming Venture. The Board of Directors expects to negotiate an employment contract with Mr. Woinski shortly.

Gaming Venture presently and pays health insurance offered to employees. Gaming Venture presently has no other pension, health, stock option, annuity, bonus, insurance, profit-sharing or other similar benefit plans; however, Gaming Venture may adopt such plans in the future. There are presently no personal benefits available for directors, officers or employees of Gaming Venture.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Gaming Venture rents an office facility from Lucky Management Corp., a company considered controlled by Alan Woinski, an officer and director pursuant to a five-year lease which began on January 1, 2001. Mr.
Woinski is a majority shareholder in Lucky Management Corp.   Total
related party rent expense was $24,412 and $22,042 for the years ended December 31, 2002 and 2001, respectively.

Approximate future minimum lease payments at December 31, 2002 under this lease with a related party are as follows:

Year Ending
December 31,
-------------
2003                      $24,000
2004                       24,000
2005                       24,000
                          -------
                          $72,000
                          =======

Due from Affiliate represents the intercompany balances between Gaming
Venture Corp. and Casino Journal Publishing Group.   The original
understanding of the spin-off was that the intercompany balances would be settled. Gaming Venture is currently negotiating with CJPG to collect these intercompany receivables. If the negotiation is not successful by July 31, 2003, Gaming Venture will deem the receivable as past due and could consider collection proceedings or deem the receivable as uncollectible.

Subsequent to the spin-off, Mr. Woinski will remain as a consultant to Casino Journal for a period of three years and will be paid $80,000 the first year, $60,000 the second year and $40,000 the third year.

There are no other agreements between Casino Journal and Gaming Venture
post spin-off.   The spin-off includes all the operations, assets and
liabilities of the Gaming Venture subsidiary.   Casino Journal does not
retain any liability once the spin-off is completed and Casino Journal and Gaming Venture will mutually release each other from any claims after the spin-off.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of Gaming Venture's Certificate of Incorporation and Bylaws, as amended.

Common Shares. Gaming Venture's articles of incorporation authorize it to issue up to 50,000,000 common shares, $.001 par value per common share.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
common share will be entitled to share equally in the assets of Gaming Venture legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the board of directors to declare dividends out of any funds legally available therefore. Gaming Venture has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of
Gaming Venture.   Accordingly, future dividends, if any, will depend
upon, among other considerations, Gaming Venture's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of common shares of Gaming Venture are
entitled to voting rights of one hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Our bylaws allow action to be taken by written consent rather than at a meeting of stockholders with the consent of the holders of a majority of shares entitled to vote.

Transfer Agent. Florida Atlantic Stock Transfer, Inc. acts as Gaming Venture's transfer agent.


                           PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.   Gaming Venture's common stock is not included in
the pink sheets or in the OTC Bulletin Board maintained by the NASD. Gaming Venture plans to apply the OTC Bulletin Board.
- - -
There is no public trading market for Gaming Venture Corp.'s common stock and that there is no guarantee any trading market will develop.

Holders.   The sole shareholder of record of Gaming Venture's common
stock, as of December 31, 2002 was Casino Journal Publishing Group,
Inc.   Following completion of the spin-off, the approximate number of record holders of Gaming Venture Corp. will be 940.

Dividends.   Holders of Gaming Venture's common stock are entitled to
receive such dividends as may be declared by its board of directors after the spin-off has been completed.

ITEM 2.  LEGAL PROCEEDINGS

Gaming Venture is not a party to any legal proceedings nor is Gaming Venture aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During Gaming Venture 's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with Gaming Venture's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. Gaming Venture shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Gaming Venture, or served any other enterprise as director, officer or employee at the request of Gaming Venture. The board of directors, in its discretion, shall have the power on behalf of Gaming Venture to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Gaming Venture.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Gaming Venture, Gaming Venture has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by Gaming Venture of expenses incurred or paid by a director, officer or controlling person of Gaming Venture in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, Gaming Venture will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


                             PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Unaudited Balance Sheet - March 31, 2003
Unaudited Statement of Operations for the three months ended March 31, 2003 and 2002
Unaudited Statement of Comprehensive Income (Loss) for the three months ended March 31, 2003 and 2002
Unaudited Statement of Cash Flow for the three months ended March 31, 2003 and 2002
Notes to Financial Statements

Independent Auditor's Report dated May 13, 2003
Balance Sheets - December 31, 2002 and 2001
Statement of Operations for the years ended December 31, 2002 and 2001 Statement of Comprehensive Loss for the years ended December 31, 2002 and 2001
Statement of Changes In Stockholders' Equity for the years ended December 31, 2002 and 2001
Statement of Cash Flows for the Years Ended December 31, 2002 and 2001 Notes to Financial Statements

                       GAMING VENTURE CORP., U.S.A.
                          CONDENSED BALANCE SHEET
                              MARCH 31, 2003
                                (UNAUDITED)

                                  ASSETS
Current assets
  Cash                                                     $  446,503
  Accounts receivable                                          10,715
  Investment in marketable securities                          91,121
                                                           ----------
     Total current assets                                     548,339

Property and equipment - at cost, less
 accumulated depreciation                                      13,222

Due from affiliates                                           312,299
                                                           ----------
                                                           $  873,860
                                                           ==========

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Deferred revenues                                        $   69,402
                                                           ----------

Shareholders' equity
  Common stock, $.001 par value; 50,000,000 shares
   authorized, 6,519,427 shares issued and outstanding         6,519
  Additional paid-in capital                               1,324,040
  Accumulated unrealized loss on investments                (199,463)
  Accumulated deficit                                       (326,638)
                                                           ----------
                                                              804,458
                                                           ----------
                                                           $  873,860
                                                           ==========





The accompanying notes are an integral part of these condensed financial statements.

                       GAMING VENTURE CORP., U.S.A.
                     CONDENSED STATEMENT OF OPERATIONS
                  THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                                (UNAUDITED)

                                                 2003         2002
                                              ----------   ----------
Revenues
  Subscriptions                               $   43,467   $   42,847
  Consulting                                      22,500       10,500
  Other                                            2,534        2,238
                                              ----------   ----------
     Total revenues                               68,501       55,585

Cost of revenues                                  16,694       17,599
                                              ----------   ----------
     Gross profit                                 51,807       37,986

General and administrative expenses               79,583       35,213
                                              ----------   ----------
                                                 (27,776)       2,773
                                              ----------   ----------
Other income (expense)
  Realized gain (loss) on marketable securities   (5,020)      48,319
  Other                                                -         (240)
                                              ----------   ----------
                                                  (5,020)      48,079
                                              ----------   ----------
     Net income (loss)                        $  (32,796)  $   50,852
                                              ==========   ==========
Basic and diluted income (loss) per share     $        *   $     0.01
                                              ==========   ==========

Shares used in calculation of loss per share   6,519,427    6,519,427
                                              ==========   ==========



* - Amount is less than $.005

The accompanying notes are an integral part of these condensed financial statements.

                        GAMING VENTURE CORP., U.S.A.
                CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
                   THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                                   (UNAUDITED)

                                                 2003         2002
                                              ----------   ----------

Net income (loss)                             $  (32,796)  $   50,852
                                              ----------   ----------
Reclassification adjustment                          561      (33,880)

Unrealized gain on investments                     6,159      113,412
                                              ----------   ----------
Other comprehensive income                         6,720       79,532
                                              ----------   ----------
Comprehensive income (loss)                   $  (26,076)  $  130,384
                                              ==========   ==========





The accompanying notes are an integral part of these condensed financial statements.

                       GAMING VENTURE CORP., U.S.A.
                     CONDENSED STATEMENT OF CASH FLOWS
                THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                                (UNAUDITED)

                                                 2003         2002
                                              ----------   ----------

Cash flows from operating activities          $   (7,492)  $  107,692

Cash flows from investing activities              22,250      (68,211)
                                              ----------   ----------

Net increase in cash                              14,758       39,481

Cash, beginning of period                        431,745      329,428
                                              ----------   ----------

Cash, end of period                           $  446,503   $  368,909
                                              ==========   ==========




The accompanying notes are an integral part of these condensed financial statements

GAMING VENTURE CORP., U.S.A.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gaming Venture Corp., U.S.A. was incorporated on June 1, 1995 in the State of Nevada. The operations and objectives of the Company are to provide various types of gaming reports and newsletters regarding the gaming and hospitality industries. The Company also provides consulting and advisory services to the gaming and hospitality industries.

On April 3, 1998, Casino Journal Publishing Group, Inc. ("CJPG") and its combined affiliates merged with Gaming Venture Corp., U.S.A. ("Gaming" or the "Company"), a Nevada corporation. CJPG and its combined affiliates became wholly owned subsidiaries of Gaming, the legal acquirer. As the shareholders of CJPG and its combined affiliates acquired 65% of Gaming's outstanding voting shares, the merger was accounted for as a reverse acquisition of Gaming by CJPG, the accounting acquirer in the transaction. Simultaneous with the acquisition, Gaming changed its name to CJPG.

On January 3, 2003, the Board of Directors of CJPG approved the spin-off of one of its subsidiaries, Gaming Venture Corp., U.S.A., as a separate company. The terms of the spin-off arrangement were amended on May 13, 2003. The shareholders of CJPG will receive 1 share of Gaming for each share of CJPG owned as of the record date. Gaming reimbursed CJPG for its payroll and related taxes. Gaming and CJPG share no common expenses except salaries and payroll taxes. These expenses are allocated based on time spent on each entity. Management believes this allocation method is reasonable. CJPG reimburses Gaming for its share of these expenses. The accompanying condensed balance sheet as of March 31, 2003 and the condensed statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2003 and 2002 were retroactively adjusted to reflect the spin-off as if it had occurred as of January 1, 2001. The Company increased the number of outstanding Gaming shares from 1,664,000 to 6,519,427 and adjusted the par value of common stock and additional paid-in capital by $4,855 as a result of the increased shares.

Comprehensive Income (Loss)

Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in net assets arising from nonowner sources, which are referred to as other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized (gains) losses from marketable securities and reclassification adjustments for reconciliation of previously unrealized losses. The Company has presented a separate statement of comprehensive income (loss).

GAMING VENTURE CORP., U.S.A.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

2  - BASIS OF PRESENTATION

The condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and applicable rules and regulations of the Securities and Exchange Commission. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002 included elsewhere in this Form 10SB.


3   - PER SHARE DATA

Basic income (loss) per share is computed by dividing the net income
(loss) by the weighted average number of shares of common stock outstanding during the periods. Diluted income per share is computed by dividing the net income by the weighted average number of shares of common stock, stock warrants and options outstanding during the period. The Company had no stock options and warrants outstanding at March 31, 2003 and 2002.


4   - INVESTMENT IN AVAILABLE-FOR-SALE SECURITIES

Investments, consisting of equity securities, are classified as available-for-sale securities and are carried at fair value. Unrealized gains and losses are reported as a separate component of shareholders' equity, net of applicable income taxes. Realized gains and losses and declines in value deemed to be other than temporary on available-for-sale securities are included in other income (expense).


5   - INCOME TAXES AND DEFERRED INCOME TAXES

At December 31, 2002, the Company had a net operating loss carryforward of approximately $165,000 available to reduce its future Federal taxable income, if any, through 2022.

GAMING VENTURE CORP., U.S.A.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

6   - RELATED PARTY TRANSACTIONS

The Company rents an office facility from its officer under a five-year lease which began on January 1, 2001. Total related party rent expense was $6,000 and $6,168 for the three months ended March 31, 2003 and 2002, respectively.

Approximate future minimum lease payments at March 31, 2003 are as follows:

                       Period Ending
                         March 31,
                       -------------
2004                    $  24,000
2005                       24,000
2006                       18,000
                        ---------
                        $  66,000
                        =========

Amounts due from affiliates represent loans and advances to the affiliated companies and are noninterest-bearing. At March 31, 2003, due from affiliates also included approximately $40,000 of Federal income tax paid on behalf of CJPG.


7   - REPORTABLE SEGMENTS

The Company applies Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements and requires restatement of prior year information. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers.

GAMING VENTURE CORP., U.S.A.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

7   - REPORTABLE SEGMENTS (Continued)

The Company has two reportable segments, newsletter and gaming subscriptions and consulting services. All revenues generated in the segments are external. For the periods ended March 31, 2003 and 2002, the total reportable segment information is as follows:

                       Newsletter
                        and Gaming      Consulting    Corporate/         Total As
                       Subscriptions     Services        Other           Reported
                      -------------    ----------    ----------         ---------
For the period ended March 31, 2002:

Reportable segments
External revenues         $ 42,847         $ 10,500    $  2,238         $  55,585
Depreciation and
   amortization              2,457              602           -             3,059
Operating income (loss)      7,468           (4,695)          -             2,773
Assets                      12,875            6,800     887,919           907,594

For the period ended March 31, 2003:

Reportable segments
External revenues        $  43,467         $ 22,500  $  2,534           $  68,501
Depreciation and
   amortization              2,035            1,054         -               3,089
Operating loss             (22,580)          (5,196)        -             (27,776)
Assets                      12,397            6,547   854,916             873,860

Products and Services Revenues

The table below presents external revenues for groups of similar products and services for the periods ended March 31, 2003 and 2002.

                                              2003           2002
                                             ------         -------
Newsletter and gaming subscriptions          $43,467       $42,847
Consulting                                    22,500        10,500
Other                                          2,534         2,238
                                             -------       --------
                                             $68,501       $55,585
                                             =======       =======
Both segments of the Company are operating in, and derived their revenues in, the United States.

FRIEDMAN ALPREN & GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS-

1700 BROADWAY
NEW YORK, NY 10019
212-842-7000
FAX 212-842-7001
www.nyccpas.com


INDEPENDENT AUDITORS' REPORT
----------------------------


TO THE SHAREHOLDERS OF GAMING VENTURE CORP., U.S.A.


     We have audited the accompanying balance sheet of GAMING VENTURE CORP., U.S.A. as of December 31, 2002 and 2001, and the related statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GAMING VENTURE CORP., U.S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



New York, New York
May 13, 2003

                       GAMING VENTURE CORP., U.S.A.
                              BALANCE SHEET
                         DECEMBER 31, 2002 AND 2001

                                  ASSETS

                                                 2002         2001
                                              ----------   ----------
Current assets
  Cash                                        $  431,745   $  329,428
  Accounts receivable                              7,310       10,885
  Investment in marketable securities            126,670       87,406
                                              ----------   ----------
     Total current assets                        565,725      427,719

Property and equipment - at cost, less
 accumulated depreciation                         16,312       25,289

Due from affiliates                              314,537      314,288
                                              ----------   ----------
                                              $  896,574   $  767,296
                                              ==========   ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued expenses       $        -   $      125
  Deferred revenues                               66,040       59,678
                                              ----------   ----------
     Total current liabilities                    66,040       59,803
                                              ----------   ----------
Shareholders' equity
  Common stock, $.001 par value; 50,000,000
  shares authorized, 6,519,427 shares issued
  and outstanding                                  6,519        6,519
Additional paid-in capital                     1,324,040    1,324,040
Accumulated unrealized loss on investments -    (206,183)    (334,769)
Accumulated deficit                             (293,842)    (288,297)
                                              ----------   ----------
                                                 830,534      707,493
                                              ----------   ----------
                                              $  896,574   $  767,296
                                              ==========   ==========





The accompanying notes are an integral part of these financial statements.

                        GAMING VENTURE CORP., U.S.A.
                          STATEMENT OF OPERATIONS
                   YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 2002         2001
                                              ----------   ----------
Revenues
  Subscriptions                               $  162,620   $  184,941
  Consulting                                      49,100       54,200
  Other                                            2,349          420
                                              ----------   ----------
     Total revenues                              214,069      239,561

Costs of revenues                                 76,631      176,281
                                              ----------   ----------
     Gross profit                                137,438       63,280

General and administrative expenses              231,802      229,571
                                              ----------   ----------
                                                 (94,364)    (166,291)
                                              ----------   ----------
Other income (expense)
  Permanent decline in value of marketable
  securities                                           -     (882,500)
  Realized gain (loss) on marketable securities   85,670      (44,840)
  Other                                            3,149        6,818
                                              ----------   ----------
                                                  88,819     (920,522)
                                              ----------   ----------
     Net loss                                 $   (5,545) $(1,086,813)
                                              ==========  ===========
Basic and diluted loss per share              $        *  $    (0.17)
                                              ==========   ==========
Shares used in calculation of loss
  per share                                    6,519,427    6,519,427
                                              ==========   ==========


* - Amount is less than $.005


The accompanying notes are an integral part of these financial statements.

                        GAMING VENTURE CORP., U.S.A.
                      STATEMENT OF COMPREHENSIVE INCOME (LOSS)
                   YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 2002         2001
                                              ----------   ----------
Net loss                                      $   (5,545) $(1,086,813)
                                              ----------  -----------
Reclassification adjustments for losses
  included in net loss                            89,322      130,468

Unrealized gain (loss) on investments             39,264     (350,862)
                                              ----------   ----------
Other comprehensive income (loss)                128,586     (220,394)
                                              ----------   ----------
     Comprehensive loss                       $  123,041  $(1,307,207)
                                              ==========  ===========





The accompanying notes are an integral part of these financial statements.

                        GAMING VENTURE CORP., U.S.A.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 Additional   Accumulated     Retained
                               Common Stock       Paid-in   Unrealized Loss   Earnings/
                             Shares     Amount    Capital    On Investments   (Deficit)
                           ----------  --------  ----------  --------------  ----------
Balance, January 1, 2001    6,519,427  $  6,519  $1,324,040  $     (114,375) $ 798,516

Net loss                            -         -           -               - (1,086,813)

Reclassification adjustment
 for losses included in net
 loss                               -         -           -         130,468          -

Unrealized loss on investments      -         -           -        (350,862)         -
                           ----------  --------  ----------  --------------  ---------
Balance, December 31, 2001  6,519,427     6,519   1,324,040        (334,769)  (288,297)

Net loss                            -         -           -              -      (5,545)

Reclassification adjustment
 for losses included in net
 loss                               -         -           -          89,322          -

Unrealized gain on investments      -         -           -          39,264          -
                           ----------  --------  ----------  --------------  ---------
Balance, December 31, 2002  6,519,427  $  6,519  $1,324,040  $    (206,183)  $(293,842)
                           ==========  ========  ==========  ==============  ==========




The accompanying notes are an integral part of these financial statements.

                       GAMING VENTURE CORP., U.S.A.
                          STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 2002         2001
                                              ----------   ----------
Cash flows from operating activities
  Net loss                                    $   (5,545) $(1,086,813)
  Adjustments to reconcile net loss
   to net cash used in operating activities
    Loss (gain) on sale of securities            (85,670)      44,840
    Depreciation                                  12,198       11,409
    Permanent decline in value of marketable
     securities                                        -      882,500
    Noncash adjustment to marketable securities   36,282       85,628
    Changes in assets and liabilities
      Accounts receivable                          3,575        5,855
      Prepaid expenses                                 -       16,911
      Accounts payable and accrued expenses         (125)     (15,375)
      Deferred revenues                            6,362      (13,794)
                                              ----------   ----------
        Net cash used in operating activities    (32,923)     (68,839)
                                              ----------   ----------
Cash flows from investing activities
  Additions to property and equipment             (3,221)      (7,722)
  Proceeds from sale of marketable securities    138,710       65,562
  Due from affiliates                               (249)      70,508
                                              ----------   ----------
        Net cash provided by investing
         activities                              135,240      128,348
                                              ----------   ----------
Net increase in cash                             102,317       59,509

Cash, beginning of year                          329,428      269,919
                                              ----------   ----------
Cash, end of year                             $  431,745   $  329,428
                                              ==========   ==========
Supplemental cash flow disclosures
  State franchise tax                         $      908   $    1,466
                                              ==========   ==========





The accompanying notes are an integral part of these financial statements

GAMING VENTURE CORP., U.S.A.
NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Gaming Venture Corp., U.S.A. was incorporated on June 1, 1995 in the State of Nevada. The operations and objectives of the Company are to provide various types of gaming reports and newsletters regarding the gaming and hospitality industries. The Company also provides consulting and advisory services to the gaming and hospitality industries.

On April 3, 1998, Casino Journal Publishing Group, Inc. ("CJPG") and its combined affiliates merged with Gaming Venture Corp., U.S.A. ("Gaming" or the "Company"), a Nevada corporation. CJPG and its combined affiliates became wholly owned subsidiaries of Gaming, the legal acquiror. As the shareholders of CJPG and its combined affiliates acquired 65% of Gaming's outstanding voting shares, the merger was accounted for as a reverse acquisition of Gaming by CJPG, the accounting acquiror in the transaction. Simultaneous with the acquisition, Gaming changed its name to CJPG.

On January 3, 2003, the Board of Directors of CJPG approved the spin-off of one of its subsidiaries, Gaming Venture Corp., U.S.A., as a separate company. The terms of the spin-off arrangement were amended on May, 13, 2003. The shareholders of CJPG will receive 1 share of Gaming for each share of CJPG owned as of the record date. Gaming reimbursed CJPG for its payroll and related taxes. Gaming and CJPG share no common expenses except salaries and payroll taxes. These expenses are allocated based on time spent on each entity.
Management believes this allocation method is reasonable. CJPG reimburses Gaming for its share of these expenses. The accompanying balance sheets as of December 31, 2002 and 2001, and the statements of operations and changes in stockholders' equity for the years ended 2002 and 2001 were retroactively adjusted to reflect the spin-off as if it had occurred as of January 1, 2001. The Company increased the number of outstanding Gaming shares from 1,664,000 to 6,519,427 and adjusted the par value of common stock and additional paid-in capital by $4,855 as a result of the increased shares.

As shown in the accompanying financial statements, the Company has incurred accumulated losses of $293,842 through December 31, 2002.
It also has annual operating costs of approximately $300,000 to $400,000 and no significant sources of revenues to mitigate these operating losses. Gaming plans to increase revenues by increased newsletter sales, new newsletters catered to different hospitality industries such as restaurants and timeshare, and additional regional newsletters for the lodging industry. Historically, the Company launched a new publication every two years, resulting in a 20% increase in revenue. The last new publication launched was the Daily Lodging Report - Asia Pacific in February 2000.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization (Continued)

Gaming also plans to expand the consulting business to the lodging industry along with expansion of gaming clients. Management is in discussions with other hotel consulting companies to partner up with them on contracts. The Company would provide investor communication services to the hotel companies and assist on financial consulting and would split the retainer fee with the other consulting firms.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Revenue Recognition

Subscription revenues are recognized in income as issues of newsletters are delivered to the subscribers. Consulting revenues are recognized as income upon the completion of services. The unearned portion of paid newsletter subscriptions and consulting revenues is deferred until newsletters are delivered to subscribers and consulting services are rendered. Gaming occasionally receives marketable securities in exchange for consulting services. These transactions are valued at the market price quoted on the applicable securities exchange on the date consulting contracts are signed.
The Company retains the title and all the rights of the securities received and is not required to return the securities according to the consulting contracts.

Advertising

Advertising costs generally are expensed as incurred. Promotion and advertising were $5,067 and $17,695, respectively, for the years ended December 31, 2002 and 2001.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

At December 31, 2002, the Company maintained cash balances in banks and brokerage firms. Balances are insured for up to $100,000 by the Federal Deposit Insurance Corporation and are also insured for up to $500,000 by Securities Investor Protection Corporation. At times, balances may exceed such insurance limits. The Company believes it mitigates its risk by banking with major financial institutions.

Fair Value of Financial Instruments

The fair values of the due from affiliates cannot be reasonably determined because there is no market for such instruments.

Investment in Available-for-Sale Securities

Investments, consisting of marketable equity securities, are classified as available-for-sale securities and are carried at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity, net of applicable income taxes. For the year ended December 31, 2001, the Company recorded a loss on equity investments of $882,500 as a result of declines in value deemed to be other than temporary. This loss was recognized due to the reorganization of investee companies and reverse-split of an investee company during 2001. The Company disposed of these investments during the first quarter of 2002 for a nominal amount. The Company calculates its gains (losses) on the sale of marketable securities on a first-in, first-out basis. Net unrealized gains at December 31, 2002 were $39,624. Net unrealized losses at December 31, 2001 were $350,862. These unrealized gains and losses are presented as other comprehensive income (loss) and as a component of shareholders' equity.

Comprehensive Income (Loss)

Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in net assets arising from nonowner sources, which are referred to as other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized (gains) losses from marketable securities and reclassification adjustments for reconciliation of previously unrealized losses. The Company has presented a separate statement of comprehensive loss.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company files a consolidated Federal income tax return with its parent, Casino Journal Publishing Group, Inc. For financial statement purposes, the Company and its parent have agreed that all tax or tax benefits resulting from filing a consolidated income tax return would either benefit or be borne by the CJPG. The Company is the taxpayer for tax filing purposes.

Per Share Data

Basic income (loss) per share is computed by dividing the net income
(loss) by the weighted average number of shares of common stock outstanding during the year. Diluted income per share is computed by dividing the net income by the weighted average number of shares of common stock, stock warrants and options outstanding during the year. The Company had no stock warrants and options outstanding at December 31, 2002 and 2001.

Segment Reporting

The Company applies Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements and requires restatement of prior year information. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance.
SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The application of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information, as presented in
Note 5.

GAMING VENTURE CORP., U.S.A.
NOTES TO FINANCIAL STATEMENTS

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                              2002                      2001
                             ------                    ------
Equipment                    $ 61,038                $ 57,817
Furniture and fixtures          2,283                   2,283
                             --------                --------
                               63,321                 60,100

Less - Accumulated
   depreciation                47,009                  34,811
                             --------                --------
                             $ 16,312                $ 25,289
                             ========                ========

Depreciation on property and equipment was $12,198 and $11,409 for the years ended December 31, 2002 and 2001, respectively.

3 - INCOME TAXES AND DEFERRED INCOME TAXES

At December 31, 2002, the Company had a net operating loss carryforward of approximately $165,000 available to reduce its future Federal taxable income if any, through 2022.

4 - RELATED PARTY TRANSACTIONS

The Company rents an office facility from its officer pursuant to a five-year lease which began on January 1, 2001. Total related party rent expense was $24,412 and $22,042 for the years ended December
31, 2002 and 2001, respectively.

Approximate future minimum lease payments at December 31, 2002 under this lease are as follows:

Year Ending
December 31,
------------
   2003                  $ 24,000
   2004                    24,000
   2005                    24,000
                         --------
                         $ 72,000
                         ========

Amounts due from affiliates represent loans and advances to the affiliated companies and are noninterest-bearing. At December 31, 2002, due from affiliates also included approximately $40,000 of Federal income tax paid on behalf of CJPG.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS


5 - REPORTABLE SEGMENTS

The Company has two reportable segments, newsletter and gaming subscriptions and consulting services. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as presented in Note 1. All revenues generated in the segments are external. For the years ended December 31, 2002 and 2001, the total reportable segment information is as follows:

                                Newsletter
                                and Gaming     Consulting     Corporate/     Total As
                               Subscriptions    Services       Other         Reported
                               -------------   ----------     ---------      --------
For the year ended
   December 31, 2001:

Reportable segments
External revenues               $  184,941       $  54,200      $  420      $  239,561
Depreciation and amortization        8,815           2,594           -          11,409
Operating income (loss)           (171,065)          4,774           -        (166,291)
Assets                              10,885           5,749     750,662         767,296
Capital expenditures                 6,013           1,759           -           7,772

For the year ended
   December 31, 2002:

Reportable segments
External revenues               $  162,620       $  49,100     $  2,349      $  214,069
Depreciation and amortization        9,369           2,829            -          12,198
Operating loss                     (83,032)        (11,332)           -
(94,364)
Assets                               7,310           3,783      885,481         896,574
Capital expenditures                 2,474             747            -           3,221

Products and Services Revenues

The table below presents external revenues for groups of similar products and services for the years ended December 31, 2002 and 2001.

                                        2002                  2001
                                      --------              -------
Newsletter and gaming subscriptions  $  162,620           $  184,941
Consulting                               49,100               54,200
Other                                     2,349                  420
                                     ----------           ----------
                                     $  214,069           $  239,561
                                     ==========           ==========

Both segments of the Company are operating in and have derived their revenues in the United States.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation
(3.2) Bylaws
(10)  Lease
(99)  Certification pursuant to 18 U.S.C. Section 1350


                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Gaming Venture Corp., U.S.A.

Date:  July 11, 2003         /s/ Alan Woinski
                            ---------------------
                            By: Alan Woinski
                               President, Chief Executive Officer